

May 23, 2013

Via E-mail
Mr. Michael Wilemon
Chief Financial Officer
iSatori, Inc.
15000 W 6th Avenue, Suite 202
Golden, Colorado 80401

      Re: iSatori, Inc.
                Registration Statement on Form S-1
                Filed April 30, 2013
                File No. 333-188248

Dear Mr. Wilemon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Selling Stockholders, page 11

1.   Please identify the person or persons who have voting or investment control over the securities that each selling security holder entity owns, such as with respect to Breakwater, Transition Partners and Microcap Headlines. See Compliance and Disclosure Interpretations of Regulation S-K, Question 140.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements, page 47

2.   Please provide updated financial statements in accord with Rule 8-08 of Regulation S-X.

Part II

Signatures

3.   Please indicate who is singing in the capacity of your principal financial officer and your controller or principal accounting officer. See Instruction 1 to the Instructions to the Signatures section of Form S-1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271 or the undersigned at (202) 551-3611 with any questions.


Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Brach Chief


cc: <u>Via E-mail</u>
       Ryan Newburn
       Beatty & Wozniak, P.C.